Exhibit 99.1

NEWS RELEASE

OLYMPUS EXPANDS GOLD PRODUCTION IN SECOND QUARTER

Toronto, July 22, 2010 – Olympus Pacific Minerals Inc. (TSX: OYM, ASX: OYM, OTCBB: OLYMF, and Frankfurt: OP6) (the "Company" or "Olympus") is pleased to announce that second quarter gold production at the Bong Mieu Gold Plant has exceeded the first quarter results by approximately 12 percent. Gold production increased to 8,200 ounces which represents an annualized production rate of 32,800 oz (See enclosed production table). The new Phuoc Son gold plant was originally scheduled to be commissioned in October; however, the Company decided to delay orders for plant and other surface work until money was secured with the closing of a private placement (See Olympus Press Release dated, June 21, 2010). This delay will push out our earlier stated production profile by three months. Once the Phuoc Son plant is completed, the company intends to embark on the next phase and expand production to an estimated 80,000 ounces per annum.

Production Statistics	April	May	June
Gold Produced (oz)	2,772	2,565	2,883
Mill Feed/ Ore Treated (tonnes)	12,222	12,016	11,739
Mill Head Grade (g/tonne)	9.2	8.1	9.2

Bong Mieu Recoveries

Recoveries in the Bong Mieu plant continued to improve. The average rate for recovery from Phuoc Son for the second quarter increased 73 to 84% with recovery in June being 86%. Generally plant recovery for all ores increased from 72 to 80%. Further, modifications in the third quarter are expected to gain an additional 5% on all ores.

Phuoc Son Development

A pilot road is half completed to access the northern deposit of Phuoc Son in preparation for the further expanded production in  2011.Upon completion, a third decline will be developed into the ore body. This decline will connect to an underground ramp from the south deposit and allow increased hauling capacity as well as a second generation ventilation circuit

The Phuoc Son plant construction is proceeding well and all major equipment orders have been placed. The two balls mills arrived in late June and are currently being erected. The tailings facility is forty percent complete and will be completed before the rainy season in October.

Olympus is positioned to expand gold production in Southeast Asia from its core properties and has established a production time line that increases the Company’s annualized production to 80,000 ounces gold 2011 and a production pipeline capable of further expansion to some 300,000 oz by 2014. The diversified gold production Company expects to further expand its Reserve and Resource Estimates in East Malaysia and Vietnam through continued exploration in 2010.

OLYMPUS PACIFIC MINERALS INC.

David A. Seton
Chairman and Chief Executive Officer

For further information contact:

James W. Hamilton,

Vice-President Investor Relations
T: (416) 572-2525 or TF: 1-888-902-5522
F: (416) 572-4202

www.olympuspacific.com

OLYMPUS FOFI DISCLAIMER

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act, including statements concerning our plans at our Vietnamese mineral projects, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment within Vietnam will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.